Exhibit 99.1

Kamada Reports First Quarter 2021 Financial Results, Recent Achievements and Corporate Development Activities

●	First Quarter 2021 Revenues were $24.9 Million, and Adjusted EBITDA was $3.7 Million

●	In Connection with the Transition of GLASSIA® Manufacturing, the Product’s U.S. Biologics License Application will be Transferred to Takeda by the End of 2021 and Kamada will Receive a Payment of $2 Million; Kamada to Implement a Workforce Downsizing During Early Q3 2021 Resulting in an Approximately 10% Annual Labor Cost Reduction

●	Pivotal Phase 3 InnovAATe Trial for Inhaled AAT for Treatment of Alpha-1 Antitrypsin Deficiency Continues to Advance as Kamada Evaluates Strategic Partnering Opportunities

●	Continues to Supply its Plasma-Derived COVID-19 Immunoglobulin Investigational Product for COVID-19 Patients to the Israeli Ministry of Health

●	Completed Acquisition of a U.S. Plasma Collection Center and Actively Engaged in the Expansion of the Center Collection Capacity; Intends to Open Additional Centers

●	Continues to Explore Additional Business Development Opportunities that Utilize and Expand the Company's Core Plasma-Derived Development, Manufacturing and Commercialization Expertise, and Further its Strategic Objective of Evolving into a Fully Integrated Specialty Plasma Company

REHOVOT, Israel – May 12, 2021 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced financial results for the three months ended March 31, 2021.

“Our financial results for the first quarter of 2021 were in-line with our expectations and we continue to advance our business activities in multiple strategic directions," said Amir London, Kamada’s Chief Executive Officer.

“Our pivotal Phase 3 InnovAATe clinical trial of Inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency (AATD) is progressing, as we concurrently evaluate strategic opportunities to engage a commercialization partner for this key product candidate, in a market which is currently estimated at over one billion dollar and growing six to eight percent annually. In addition, we continue to supply our plasma-derived COVID-19 Immunoglobulin (IgG) investigational product to the Israeli Ministry of Health (IMOH) for the treatment of hospitalized patients, and during the first quarter of the year, we finalized the planned production ramp up of the product in anticipation of potential demand from additional international markets," continued Mr. London.

“We are actively engaged in expanding the hyperimmune plasma collection capacity of our recently acquired Texas-based plasma collection center and initiated planning for the opening of additional U.S. centers by leveraging our U.S. Food and Drug Administration license. We are committed to growing our hyperimmune IgG portfolio and believe that expanding our plasma collection capabilities is a significant strategic step toward accomplishing this goal. In addition, we remain focused on evaluating new strategic business development opportunities that will utilize and expand our core expertise in the development, manufacturing and commercialization of plasma-derived therapeutics and will further advance our strategic objective of evolving into a fully integrated specialty plasma company. In order to leverage these opportunities, we intend to utilize our strong cash position of nearly $110 million,” concluded Mr. London.

Financial Highlights for the Three Months Ended March 31, 2021

●	Total revenues were $24.9 million in the first quarter of 2021, a 25% decrease from the $33.3 million recorded in the first quarter of 2020. Total revenues during the first quarter of 2021 included the final sales-based milestone from Takeda in the amount of $5 million.

●	Gross profit was $8.9 million in the first quarter of 2021, compared to $11.5 million reported in the first quarter of 2020. Gross profit in the first quarter of 2021 was affected by a one-time inventory write-off of approximately $1.5 million.

●	The anticipated reduction in revenues and profitability in 2021 is due to the transition of GLASSIA manufacturing to Takeda and the continued impact on the Company’s operating environment created by the ongoing global COVID-19 pandemic.

●	As a result of the transition of GLASSIA manufacturing to Takeda, Kamada intends to implement a workforce downsizing during the early part of the third quarter of 2021, which is expected to result in an annualized reduction of approximately 10% in labor costs. As previously published, the Company, the Employees’ Committee and the Histadrut - General Federation of Labor in Israel, entered into a special collective bargaining agreement with respect to severance remuneration for the employees who will be laid-off as part of such workforce downsizing plan.

●	Net income was $2.7 million, or $0.06 per share, in the first quarter of 2021, as compared to net income of $5.2 million, or $0.12 per share, in the first quarter of 2020.

●	Adjusted EBITDA, as detailed in the tables below, was $3.7 million in the first quarter of 2021, as compared to $6.3 million in the first quarter of 2020.

●	Cash provided by operating activities was $2.1 million in the first quarter of 2021, as compared to cash used in operating activities of $1.9 million in the first quarter of 2020.

Balance Sheet Highlights

As of March 31, 2021, the Company had cash, cash equivalents, and short-term investments of $109.5 million, as compared to $109.3 million on December 31, 2020. The slight increase was due to positive operational cash flow.

Recent Corporate Highlights

●	Reported positive top-line results from Phase 1/2 clinical trial of plasma-derived IgG treatment for Coronavirus Disease (COVID-19).

●	Entered into an amendment to the Glassia technology license agreement with Takeda, pursuant to which, upon completion of the transition of GLASSIA manufacturing to Takeda, expected by the end of 2021, Kamada will transfer to Takeda the GLASSIA U.S. Biologics License Application (BLA). In consideration for the BLA transfer, Kamada will receive a $2 million payment from Takeda. In addition, the terms of the final sales-based milestone of $5 million due to Kamada under the agreement were amended.

Conference Call

Kamada management will host an investment community conference call on Wednesday, May 12, 2021, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13719388. The call will also be webcast live on the Internet at http://public.viavid.com/index.php?id=144748.

About Kamada

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited ("Takeda") and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19) and an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) anticipation to receive a $2 million payment from Takeda by the end of 2021 upon completion of the transition of GLASSIA manufacturing to Takeda, and the transfer to Takeda of the GLASSIA BLA, 2) plans to affect a workforce downsizing during early third quarter of 2021, which may result in potential annual labor costs savings of approximately 10%, 3) continue advancement of the pivotal Phase 3 InnovAATe clinical trial of Inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency (AATD) and evaluation of strategic opportunities to engage commercialization partner for this key product candidate, 4) statement regarding the size and annual growth rate of the AATD market, 5) continuation of supply of the plasma-derived COVID-19 IgG investigational product to the IMOH for the treatment of hospitalized patients, and anticipation of potential demand for the product from additional international markets, 6) expansion of the hyperimmune plasma collection capacity of the recently acquired Taxes based plasma collection center and initiation of planning for the opening of additional centers in the U.S. by leveraging our FDA license, 7) commitment to growing the hyperimmune IgG portfolio, 8) focus on exploring new strategic business development opportunities that will utilize and expand our core expertise in the development, manufacturing and commercialization of plasma-derived therapeutics and advance will further our strategic objective to evolve into a fully integrated specialty plasma company, 9) leveraging these business development opportunities by the intention to utilize the strong cash position of nearly $110 million, and 10) anticipated reduction in revenues and profitability during 2021 driven by the transition of GLASSIA® manufacturing to Takeda and the continued effect on the Company’s operating environment created by the ongoing global COVID-19 pandemic. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, impact of the workforce downsizing plan, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, including plasma-derived IgG treatment for COVID-19 and the level of demand for such product, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,		As of December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$61,436	$49,288	$70,197
Short-term investments	48,038	47,124	39,069
Trade receivables, net	20,367	26,266	22,108
Other accounts receivables	4,091	1,736	4,524
Inventories	41,155	41,787	42,016
Total Current Assets	175,087	166,201	177,914

Non-Current Assets
Property, plant and equipment, net	25,492	24,379	25,679
Right-of-use assets	3,479	3,800	3,440
Other long term assets	3,175	1,053	1,573
Contract assets	3,295	421	2,059
Deferred taxes	-	939	-
Total Non-Current Assets	35,441	30,592	32,751
Total Assets	$210,528	$196,793	$210,665
Liabilities
Current Liabilities
Current maturities of bank loans	$127	$465	$238
Current maturities of lease liabilities	1,092	928	1,072
Trade payables	15,076	18,440	16,110
Other accounts payables	5,682	4,875	7,547
Deferred revenues	-	649	-
Total Current Liabilities	21,977	25,357	24,967

Non-Current Liabilities
Bank loans	20	138	36
Lease liabilities	3,417	3,663	3,593
Deferred revenues	2,525	569	2,025
Employee benefit liabilities, net	1,369	1,251	1,406
Total Non-Current Liabilities	7,331	5,621	7,060

Shareholder's Equity
Ordinary shares	11,713	11,647	11,706
Additional paid in capital net	209,859	204,702	209,760
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	30	264	357
Capital reserve from share-based payments	4,674	8,903	4,558
Capital reserve from employee benefits	(320)	(356)	(320)
Accumulated deficit	(41,246)	(55,855)	(43,933)
Total Shareholder's Equity	181,220	165,815	178,638
Total Liabilities And Shareholder's Equity	$210,528	$196,793	$210,665

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands

Revenues from proprietary products	$20,870	$25,317	$100,916
Revenues from distribution	4,030	7,973	32,330

Total revenues	24,900	33,290	133,246

Cost of revenues from proprietary products	12,468	14,947	57,750
Cost of revenues from distribution	3,501	6,892	27,944

Total cost of revenues	15,969	21,839	85,694

Gross profit	8,931	11,451	47,552

Research and development expenses	2,628	3,347	13,609
Selling and marketing expenses	1,123	940	4,518
General and administrative expenses	2,809	2,312	10,139
Other expense	7	2	49
Operating income	2,364	4,850	19,237

Financial income	110	317	1,027
Income in respect of securities measured at fair value, net	-	102	102
Income (expense) in respect of currency exchange differences and derivatives instruments, net	266	432	(1,535)
Financial expense	(53)	(77)	(266)
Income before tax on income	2,687	5,624	18,565
Taxes on income	-	406	1,425

Net Income	$2,687	$5,218	$17,140

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are me
Gain (loss) from securities measured at fair value through other comprehensive income	-	(188)	(188)
Gain on cash flow hedges	(73)	241	876
Net amounts transferred to the statement of profit or loss for cash flow hedges	(254)	34	(528)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	64
Tax effect	-	27	19
Total comprehensive income	$2,360	$5,332	$17,383

Earnings per share attributable to equity holders of the Company:
Basic income per share	$0.06	$0.12	$0.39
Diluted income per share	$0.06	$0.12	$0.38

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Net income	$2,687	$5,218	$17,140

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	1,147	1,192	4,897
Financial expenses (income), net	(323)	(774)	672
Cost of share-based payment	215	257	977
Taxes on income	-	406	1,425
Loss (gain) from sale of property and equipment	-	-	(7)
Change in employee benefit liabilities, net	(37)	(18)	201
	1,002	1,063	8,165
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	1,585	(3,016)	1,332
Decrease (increase) in other accounts receivables	(14)	1,513	115
Decrease (increase) in inventories	1,045	1,386	1,157
(Increase) decrease in deferred expenses	(1,153)	(421)	(3,085)
(Decrease) Increase in trade payables	(1,484)	(7,216)	(9,560)
Increase (decrease) in other accounts payables	(2,145)	(1,180)	1,736
Increase in deferred revenues	500	397	1,204
	(1,666)	(8,537)	(7,101)
Cash received (paid) during the year for:

Interest paid	(48)	(55)	(209)
Interest received	141	451	1,211
Taxes paid	(14)	(61)	(101)
	79	335	901

Net cash provided by (used in) operating activities	$2,102	$(1,921)	$19,105

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$(9,000)	$(15,646)	$(7,646)
Purchase of property and equipment and intangible assets	(131)	(896)	(5,488)
Proceeds from sale of property and equipment	-	-	7
Acquisition of subsidiary, net of cash (Appendix A below)	(1,404)	-	-
Net cash used in investing activities	(10,535)	(16,542)	(13,127)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	7	5	64
Repayment of lease liabilities	(289)	(278)	(1,103)
Repayment of long-term loans	(121)	(123)	(492)
Proceeds from issuance of ordinary shares, net	-	24,895	24,895

Net cash provided by (used in) financing activities	(403)	24,499	23,364

Exchange differences on balances of cash and cash equivalent	75	590	(1,807)

Increase (decrease) in cash and cash equivalents	(8,761)	6,626	27,535

Cash and cash equivalents at the beginning of the year	70,197	42,662	42,662

Cash and cash equivalents at the end of the year	$61,436	$49,288	$70,197

Significant non-cash transactions
Purchase of property and equipment through capital lease	$302	$58	$539
Purchase of property and equipment	$670	$579	$722

Appendix A
Acquisition of a subsidiary that was first consolidated

Current Assets (exclusive of cash and cash equivalents)	(184)
Non Current Assets	(1,500)
Current Liabilities	280
(1,404)

KAMADA LTD.

Adjusted EBITDA
	Three months period Ended		Year ended
	March 31,		December 31,
	2021	2020	2020
	U.S. Dollars in thousands
Net income (loss)	$2,687	$5,218	$17,140
Taxes on income	-	406	1,425
Financial expense (income), net	(323)	(774)	672
Depreciation and amortization expense	1,147	1,192	4,897
Cost of share - based payments	215	257	977
Adjusted EBITDA	$3,726	$6,299	$25,111

Adjusted Net Income
	Three months period Ended		Year ended
	March 31,		December 31,
	2021	2020	2020
	U.S. Dollars in thousands
Net income (loss)	$2,687	$5,218	$17,140
Cost of share - based payments	215	257	977
Adjusted net income	$2,902	$5,475	$18,117